SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2009
Commission file number: 0-1424

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ADC Telecommunications, Inc.
Retirement Savings Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive offices:
ADC Telecommunications, Inc.

Minnesota	41-0743912

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13625 Technology Drive Eden Prairie, Minnesota	55344

(Address of principal executive offices)	(Zip Code)
Issuer’s telephone number, including area code: (952) 938-8080

ADC Retirement Savings Plan
Financial Statements and Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants
ADC Telecommunications, Inc. Retirement Savings Plan
Eden Prairie, Minnesota
We have audited the accompanying statement of net assets available for benefits of the ADC Telecommunications, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2009 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
Wipfli LLP
June 22, 2010
7601 France Ave S, Suite 400
Minneapolis, Minnesota 55435

ADC Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008
|	|
Assets
Cash and cash equivalents	$1,932	$44,975
Investments, at fair value	236,889,259	198,215,313
Employer contributions receivable	404,255	386,464
Employee contributions receivable	235,486	—

Total assets	237,530,932	198,646,752

Liabilities
Excess Contributions	550,000	—

Net assets available for benefits at fair value	236,980,932	198,646,752
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,304,433)	—

Net assets available for benefits	$235,676,499	$198,646,752

See accompanying notes.

ADC Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008
Net assets available for benefits at beginning of year	$198,646,752	$289,330,503
Increases (decreases) during the year:
Employee contributions:
Employee payroll contributions	11,408,712	13,617,130
Employee rollover contributions	189,577	530,273

Total employee contributions	11,598,289	14,147,403

Employer contributions	4,227,145	4,497,527
Investment income — net	3,760,237	5,256,464
Net realized/unrealized appreciation/(depreciation) in fair value of investments	37,976,846	(92,137,294)
Benefit distributions to participants	(24,860,202)	(22,438,894)
Corrective distributions	(126,990)	(8,957)
Transfers into plan	4,454,422	—

Net increases/(decreases) during the year	37,029,747	(90,683,751)

Net assets available for benefits at end of year	$235,676,499	$198,646,752

See accompanying notes.

ADC Retirement Savings Plan
Notes to Financial Statements
December 31, 2009
1. Plan Description
General
The ADC Retirement Savings Plan (the Plan) is a defined contribution plan covering substantially all domestic employees of ADC Telecommunications, Inc. (ADC or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.
Plan Operations
Wachovia Retirement Services provides record-keeping services to the Plan, and Wachovia Bank, N.A. (the Trustee) is the trustee. Wachovia Corporation was purchased by Wells Fargo & Company on December 31, 2008. ADC is the plan sponsor. The Trustee is responsible for holding investment assets of the Plan, executing investment transactions, and making disbursements to participants. All audit, legal, and plan administration-related expenses are paid by the Company except for investment management fees, which are netted against investment income. During 2009 and 2008, the Company paid $451,590 and $221,984, respectively, in expenses related to the Plan.
Merger
ADC acquired LGC Wireless, Inc. (LGC) on November 30, 2007. LGC adopted the Plan effective January 1, 2008. The ADC Retirement Committee ratified its adoption and recognized service credited under the LGC Wireless, Inc. 401(k) Plan (the LGC Plan) as service under the Plan. All contributions from employees of LGC for payrolls dated on or after January 1, 2008, have been deposited to the Plan. The LGC Plan was merged into the Plan on July 7, 2009. Assets of the LGC Plan of $4,454,422, comprised of investments of $3,852,504, a guaranteed annuity contract of $512,208, and loans of $89,710, were transferred on that date.
Eligibility
Employees in recognized employment, as defined in the Plan, may generally contribute to the Plan immediately. Company contributions commence following one year of service, as defined by the Plan. Effective January 1, 2009, the Plan implemented automatic enrollment for eligible participants. Participants are enrolled with a default contribution rate of 3%, and contributions are allocated to the investments determined by the participant. If the participant does not elect specific investments, the default investment will be a life cycle mutual fund tied to the participant’s anticipated retirement date.
Contributions and Vesting
Under the provisions of the Plan, participants classified as highly compensated employees may elect to make contributions from 1% to 15% of their eligible pretax earnings, and participants classified as non-highly-compensated employees may elect to make contributions from 1% to 50% of their eligible pretax earnings. The Company matches 50% of an eligible participant’s contributions, up to the first 6% of eligible compensation, for a maximum company contribution of 3%. The Company may also make a discretionary performance match contribution. No discretionary performance match contributions were made for the years ended December 31, 2009 and 2008. All amounts credited to the accounts of participants for employer and employee contributions are fully vested and are subject to Internal Revenue Service (IRS) limitations.
Each participant’s account is credited with the participant’s contribution, the matching company contribution, discretionary performance match contributions, and the plan earnings (losses) that are allocated based on the balances in the underlying investment funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
A 20% limit is applied to new contributions and transfers to the ADC Stock Fund of the Plan. Transfers are allowed until the participant’s balance in the ADC Stock Fund reaches 20% of the participant’s total account. If the participant’s ADC Stock Fund balance is at or over this 20% limit, no additional transfers may be made into the ADC Stock Fund. An independent fiduciary, Independent Fiduciary Services, oversees the ADC Stock Fund.
Transition Contributions
Upon the termination of the ADC Telecommunications, Inc. Pension Plan (the Pension Plan) on January 5, 1998, the Plan was amended to provide an annual transition contribution to participants who met either the Rule of 55 or the Rule of 60 as of December 31, 1997, and were credited with at least 10 years of service in the Pension Plan as of that date. A participant meets the Rule of 60 if the sum of the participant’s age and years of vesting service under the Pension Plan as of December 31, 1997, equaled 60 or more. A participant meets the Rule of 55 if the sum of the participant’s age and vesting service under the Pension Plan as of December 31, 1997, equaled at least 55 but less than 60.
Annual contributions for participants who meet the Rule of 55, range from 0% to 6% of their recognized compensation for the plan year and are determined based on their age as of December 31 of the plan year. Annual contributions for participants who meet the Rule of 60 range from 0% to 9% of their recognized compensation for the plan year and are determined based on their age as of December 31 of the plan year. Eligible participants who terminate prior to December 31 of a plan year are credited with a partial-year contribution based on their age on the preceding January 1 and their recognized compensation from January 1 until the last day of the month in which their employment is terminated. For the years ended December 31, 2009 and 2008, transition contributions included in employer contributions were $380,297 and $386,464, respectively.
Distributions
Those participants whose employment terminates are entitled to receive 100% of their account balances.
Participant Loans
Generally, a participant who is actively employed by ADC may obtain a loan of a minimum of $1,000 and up to the lesser of one half of the participant’s account balance or $50,000. The loan must be repaid with interest at 1% above the prime rate within 5 years, with the exception of residential loans, which must be repaid in 15 years. At December 31, 2009, outstanding participant loans had rates ranging from 4.25% to 10%. Participants repay loans through payroll deductions.

As participant loan repayments are received, they are immediately invested in the investment fund(s) in accordance with that participant’s investment allocation election for current contributions.
Age 59 1/2 Withdrawal
Generally, participants who have attained age 59 1/2 or over may withdraw up to 100% of their account balances.
Hardship Withdrawal
Employed participants under age 59 1/2 are subject to hardship limits established by the IRS on withdrawals from employee contributions and roll-overs.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions set forth in ERISA. In the event of the Plan’s termination, the participants shall receive 100% of their account balances.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
The Plan invests in investment contracts through a common trust fund. Contract value for this common trust fund is based on the net asset value of the fund as reported by the investment advisor. Common collective trust funds held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the common trust as well as the adjustment of the investment in the common trust from fair value to contract value related to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Valuation of Investments
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion of fair value measurements. Changes in the fair value of investments between years are included in net realized/unrealized appreciation/(depreciation) appreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
New Accounting Pronouncements
Fair Value Disclosures
Effective January 1, 2008, the Plan adopted the provisions of Financial Accounting Standards Board (“FASB”) ASC Topic 820, “Fair Value Measurements and Disclosures”, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The adoption of ASC Topic 820 had no material impact on the Plan’s net assets available for benefits or the change in net assets available for benefits.
In April and September 2009, the FASB issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the change in net assets available for benefits.
In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfer in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfer, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009. The Company is currently evaluating the impact that adoption of this guidance will have on the Plan’s financial statement disclosures.
FASB Codification
In June 2009, the FASB issued new codification standards which represent the source of authoritative U.S. generally accept accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards which existed prior to the codification . All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for 2009.

3. Investments
Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of 21 investment options.
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect a participant’s account balance and the amounts reported in the statements of net assets available for benefits.
The fair market value of individual investments that represent 5% or more of the Plan’s net assets as of December 31 is as follows:

	2009	2008
|	|
RiverSource Trust Stable Capital II Fund	$44,028,970	47,335,003
Vanguard Mid Cap Index Fund	29,996,441	21,925,184
MFS Institutional International Equity Fund	29,928,773	23,091,167
Dodge and Cox Balanced Fund	25,829,474	21,566,615
American Century Income and Growth Fund	22,164,603	20,918,502
During 2009 and 2008, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2009	2008
|	|
Net realized/unrealized (depreciation) appreciation in fair value of investments:
Mutual funds	$33,064,362	$(72,431,891)
Common collective trust funds	3,609,291	(2,874,455)
Common stock	1,303,193	(16,830,948)

	$37,976,846	$(92,137,294)

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 4, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

5. Investment Contract with Insurance Company
On July 7, 2009, in conjunction with the merger of the LGC Plan with the Plan (see Note 1, Merger), the Guaranteed Portfolio Fund, a separate account under the group annuity policy between the LGC Plan and Great-West, was transferred to the Plan. Under the terms of the policy, Great-West elected to apply a hold on the Guaranteed Portfolio Fund for 12 months from the date the asset was transferred to the Plan, which was July 7, 2009.
LGC Plan participants were notified regarding the put on the Guaranteed Portfolio Fund and the impact on participants regarding accessibility to the fund from the commencement of the merger blackout period (June 29, 2009) through the 12 month hold period (July 5, 2010). During this timeframe, the Great-West Guaranteed Portfolio fund holdings will not be accessible by the participants for in-service withdrawals, loans, or fund transfers. Terminated participants will be able to take full distributions. Prior to the commencement of the merger blackout, participants invested in the Guaranteed Portfolio Fund had the option of transferring assets from the Fund to any other Fund in the LGC Plan investment menu, none of which had restrictions regarding accessibility upon merger into the Plan.
Under the terms of the agreement between the Plan and Great-West, the contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and transaction fees. The contract is included in the financial statements at contract value as reported to the Plan by Great-West. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
There are reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%.

Average Yield	2009 Percentage
Based on actual earnings	2.80%
Based on interest rate credited to participants	2.80%
6. Fair Value Measurements
FASB ACS Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ACS Topic 820 are described below:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Cash and cash equivalents: Valued at balance in account, which approximates fair value.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds and money market funds: Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end. Money market funds are valued at amortized cost, which approximate fair value.
Common collective trust funds:
RiverSource Total Equity Index Fund I: Valued at NAV of shares held by the plan at year-end, which is based primarily on quoted market prices of the underlying investments.
RiverSource Trust Stable Capital Fund II: Valued based on the underlying unit value reported by RiverSource Trust Stable Capital Fund I, which invests in book value investment contracts (BVCs). BVCs are comprised of both investment and contractual components. The investment component is “wrapped” by contracts (Wrapper Agreements) issued by third-party financial institutions. Collective investment fund holdings are valued at the redemption value of the underlying fund. Debt obligations exceeding 60 days to maturity are valued by an independent pricing service which employs methodologies that utilize actual market transactions, broke-dealer supplied valuations or other formula-driven valuation techniques. Debt obligations with 60 days or less remaining to maturity may be valued at their amortized cost, which approximates market value, Wrapper Agreements are valued at replacement cost. There is no active trading market for Wrapper Agreements, therefore they are considered illiquid. In performing fair value determination of the wrapper agreements, Ameriprise Trust Company considers the creditworthiness and the ability of the wrapper provider to pay amounts due under the wrapper agreements.
Participant loans: Valued at the participant’s outstanding loan balance, which approximates fair value.
Insurance company general accounts – The fair value of the guaranteed investment contract is valued by Great-West Retirement Services and represents contributions made under the contract, plus interest, less transaction fees. Participant-initiated benefit-responsive Plan withdrawals from the Guaranteed Portfolio Fund are transacted at contract value. The contract’s Guaranteed Portfolio Fund has no liquid market value because it is not tradable or assignable, and there are no defined maturities of cash flow; therefore, the contract value of the Guaranteed Portfolio Fund approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Cash & cash equivalents	$1,932	$—	$—	$1,932
Mutual funds
Equity	100,135,677	—	—	100,135,677
Balanced	25,829,474	—	—	25,829,474
Fixed income	11,330,341	—	—	11,330,341
International equity	29,928,773	—	—	29,928,773
Money market funds	161,990			161,990

Total mutual funds	167,386,255	—	—	167,386,255

ADC Common stock — Telecommunications	9,950,944	—	—	9,950,944
Common collective trusts
Common collective trusts — Equity	10,269,195	—	—	10,269,195
Common collective trusts — Fixed Income	—	44,028,970	—	44,028,970

Total common collective trusts	10,269,195	44,028,970	—	54,298,165

Insurance company guaranteed portfolio fund		519,331	—	519,331
Participant loans	—	—	4,734,564	4,734,564

Total assets at fair value	$187,608,326	$44,548,301	$4,734,564	$236,891,191

		Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Cash & cash equivalents	$44,975	$—	$—	$44,975
Mutual funds
Equity	76,485,058	—	—	76,485,058
Balanced	21,566,615	—	—	21,566,615
Fixed income	7,778,487	—	—	7,778,487
International equity	23,091,167	—	—	23,091,167
Money market funds	114,634	—	—	114,634

Total mutual funds	129,035,961	—	—	129,035,961

ADC Common stock — Telecommunications	9,361,369	—	—	9,361,369
Common collective trusts
Common collective trusts — Equity	7,756,736	—	—	7,756,736
Common collective trusts — Fixed Income	—	47,335,003	—	47,335,003

Total common collective trusts	7,756,736	47,335,003	—	55,091,739

Participant loans	—	—	4,726,244	4,726,244

Total assets at fair value	$146,199,041	$47,335,003	$4,726,244	$198,260,288

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.
Level 3 Assets
Participant Loans

	2009	2008

Balance at beginning of year	4,726,244	4,260,744
Purchases, sales, transfers, issuances, and settlements (net)	8,320	465,500

Balance at end of year	4,734,564	4,726,244

7. Excess Contributions Due to Participants
The Plan failed the discrimination testing for the year ended December 31, 2009. Excess contributions amounting to $550,000 are recorded as a liability in the accompanying statements of net assets available for benefits and as a reduction of participant contributions for the year. The Plan reimbursed these excess contributions to its participants during 2010.
8. Related-Party Transactions
A portion of the Plan’s assets are held in a money market fund managed by Wachovia Bank, N.A., the Trustee of the Plan. The balances in this fund at December 31, 2009 and 2008, $161,990 and $114,634, respectively. Transactions in such assets qualify as party-in interest transactions which are exempt from the prohibited transaction rules.
At December 31, 2009 and 2008, the Plan had $9,950,944 or 4.2% and $9,361,369 or 4.7%, respectively, of its total investments in ADC Telecommunications, Inc. common stock.

ADC Retirement Savings Plan
EIN: 41-0743912
Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

Current
Description of Investment	Value
Common stock:

ADC Telecommunications, Inc. common stock*	$9,950,944

Total common stock	9,950,944

Mutual funds:

American Century Income and Growth Fund	22,164,603

Dodge and Cox Balanced Fund	25,829,474

MFS Institutional International Equity Fund	29,928,773

Dodge and Cox Income Fund	11,330,341

Vanguard Small Cap Growth Index Fund	6,294,615

Vanguard Small Cap Value Index Fund	6,969,292

Vanguard Mid Cap Index Fund	29,996,441

Vanguard Target Retirement Income Fund	2,693,358

Vanguard Target Retirement 2005 Fund	816,350

Vanguard Target Retirement 2010 Fund	1,498,493

Vanguard Target Retirement 2015 Fund	5,501,321

Vanguard Target Retirement 2020 Fund	2,155,066

Vanguard Target Retirement 2025 Fund	5,241,338

Vanguard Target Retirement 2030 Fund	2,832,980

Vanguard Target Retirement 2035 Fund	9,489,312

Vanguard Target Retirement 2040 Fund	1,594,058

Vanguard Target Retirement 2045 Fund	2,279,686

Vanguard Target Retirement 2050 Fund	608,764

Evergreen Institutional Money Market Fund*	161,990

Total mutual funds	167,386,255

Current
Description of Investment	Value
Common collective trust funds:

RiverSource Trust Stable Capital II Fund	42,724,537

RiverSource Trust Equity Index Fund I	10,269,195

Total common collective trust funds	52,993,732

Loans to participants:
Loans to participants bearing interest rates of 4.25% to 10%, maturities through 2024*	4,734,564

Insurance company guaranteed portfolio fund
Great-West Guaranteed Portfolio Fund	519,331

Total investments	$235,584,826

*	Party in Interest
See Report of Independent Registered Public Accounting Firm

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, ADC Telecommunications, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADC Telecommunications, Inc. Retirement Savings Plan
	By:	ADC TELECOMMUNICATIONS, INC.

Date: June 25, 2010	By:	/s/James G. Mathews
		Name:	James G. Mathews
		Title:	Vice President, Chief Financial Officer